SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                       ___________________

                           FORM 12b-25

 NOTIFICATION OF LATE FILING                SEC FILE NUMBER
                                                0-17805

         (Check One):                         CUSIP NUMBER
                                               648290302

[ ]  Form 10-K and Form 10-KSB   [ ]  Form 20-F   [ ]  Form 11-K
            [x] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

               For Period Ended June 30, 1997

          [  ]  Transition Report on Form 10-K
          [  ]  Transition Report on Form 20-F
          [  ]  Transition Report on Form 11-K
          [  ]  Transition Report on Form 10-Q
          [  ]  Transition Report on Form N-SAR

               For the Transition Period Ended _____________



     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________



Part I - Registrant Information
  Full Name of Registrant                 New Retail Concepts, Inc.
  Former Name if Applicable
  Address of Principal Executive Office    2975 Westchester Avenue
                                          Purchase, New York  10577



Part II - Rules 12b-25(b) and (c)
The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject quarterly report on Form 10-Q or 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III - Narrative
Material financial information necessary for the subject report was not available in time to complete the report and prepare the EDGAR submission before the filing deadline.



Part IV - Other Information
    (1) Name and telephone number of person to contact in regard to this notification
               Gary Klein        (914) 694-8888
    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).  Yes   x     No
    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
in the subject report or portion thereof?  Yes         No   x
    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                    NEW RETAIL CONCEPTS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  August 14, 1997         by /s/ Neil Cole
                                Neil Cole, President